Contact

www.linkedin.com/in/baskools (LinkedIn)
www.baskools.com (Personal)
geoship.is (Company)

Top Skills

Design Processes
Product Innovation
Being my Best Self

Languages

English (Full Professional)
Dutch (Native or Bilingual)
German (Limited Working)

Publications

Soft Systems
Practical Policy making

Bas Kools

Creative re-Director & co-Founder at Geoship
Nevada City, California, United States

Summary

As a Dutch designer, educator, and founder, I am deeply committed to harnessing the creative process as a transformative tool for social and cultural evolution. My approach extends beyond traditional human-centered design; I am deeply fascinated by the dynamics of people, their systems, and their interactions. We need to redefine our relationships between systems, objects, materials, and individuals.

To do this we need to engage deeply with the complexities of various situations, responding intuitively to what our observations, to hear, and to feel, and to create. These processes are at the core to help uncover innovative ways of learning, living, and collaborating, pushing the boundaries of traditional methodologies toward transformative innovation.

For the past seven years in the United States, a significant focus of mine has been co-founding Geoship, a pioneering homebuilding technology startup. Our mission is to combine sustainability with affordability, aiming to revolutionize the housing market.

With Geoship's growing success, I find a part of myself drawn to my core passion — cultivating cultural innovation. I continue to dedicate myself to designing tools that facilitate learning and exploration of future relational dynamics. The current guiding question of my work is, "How can creative artistic processes inspire cultural evolution?"

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I grew up in a Dutch village and then explored life in several cities in Europe and the US. For the last four years, I’ve been living in a 16’ bell tent alongside the bear, deer, wing blackbirds, and pond frogs on the beautiful (106-acre) Geoship land in Nevada City, CA.

"Dare to Care!" — an experiment expressed through music, friendships, and daily interactions, embodying my commitment to impactful, caring creativity.

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A nice quote with an approach that almost always brings you where you want to go with charm, risk, and appealingly randomness is one of Zaphod Beeblebrox from Douglas Adams ‘Hitchhiker’s Guide To The Galaxy’:

‘I don’t know what I’m looking for.’ ‘Why not?’ ‘Because … because … I think it might be because if I knew, I wouldn’t be able to look for it"

Experience

Geoship

Creative re-Director & Founder
October 2016 - Present (8 years 8 months)
Nevada City, California, United States

Geoship is on a mission to develop a new homebuilding technology that allows Natural Homes to become accessible to all. Radical reduction of embodied and operational carbon, resilient to fire, hurricanes, and mold, 100% non-toxic, and we can make these homes affordable. There is much more to our Earthshot to make the best home on earth the most affordable, and if you are curious to learn more, visit our website at https://geoship.is.

Some of Geoship’s highlights:
- Climate tech housing solution, over 90% reduced carbon footprint
- Affordable housing solution, over 50% reduced cost
- Highly differentiated low-cost product for a $6.7T dollar market
- Installed the world’s first ceramic geodesic dome
- $40M customer pipeline with deposits, $2.4B without deposits
- $2M+ raised to date, with 2,000+ community investors
- Evolving capitalism through Multi-Stakeholder Steward Ownership

Central Saint Martins, University of The Arts London

Living System Communities guest Tutor
February 2023 - June 2024 (1 year 5 months)

London, England, United Kingdom

We are at a crucial time to bring the imaginative and critical lens of design to a more regenerative focus and adjust how practice can nourish living systems. Through decolonizing design, adapting design processes, implementing eco-literacy, and expanding ecological consciousness, regenerative practitioners can stimulate deeper connections between humans and the more-than-human world. We are building through the language of design a new ethical and holistic understanding of interdependence and designing as part of ecological communities.

Designing for living systems requires a new human capacity to understand how we are part of living systems and multispecies ecologies. Regenerative means to bring more life, with the ability to replenish and renew itself and inform interconnected and caring communities that have an ecocentric view of life.

The first global challenge we have to tackle, and of influence on all other challenges, is coming to a deeper understanding of our relations as species and how interdependency is deep-rooted in the diversity and philosophy of living systems.

This unit will focus on the contextual challenge by designing living systems communities that expand permaculture ethics through a social and ecological lens. Permaculture underlines the relational economy, understanding the human and nonhuman world as one inclusive biotic community. Meaning all living and non-living elements shape the ecosystem, connecting the human and more-than-human.

ArtEZ Institute of the Arts

2 years 6 months

Teacher Design Research and Public Space

September 2014 - February 2017 (2 years 6 months)

Arnhem

The designer as sensor, experiencer and communicator

Wilderness and the city, the body as sensor in the urban jungle

Designing research. The context of this class is the city we live in and our bodies and minds that inhabit this city. How can we investigate, understand a place, a situation or happening. What are the most important tools for a

designer today? Where do we start when we design products, do we look at material of actually at the people and situations we design for?

“Wilderness and the city, the body as sensor in the urban jungle” is the theme of this module. The focus lies on understanding the raw feelings and notions you have yourself and finding ways to communicate express and share these feelings and insights. (Finding truth in yourself, and finding out why). Process based research experience that rely on the intersubjective exchange.

Guest speaker symposium "Transitions"
October 2015 - October 2015 (1 month)

I have been invited to give a talk and work session at the symposium ''Transitions'' organised by the Art and Teacher department of the ArtEZ in Zwolle. This symposium was the start of a ongoing research on the future of art education and its role in society. My session was covering the topic of public space as a learning environment with the body and mind as a tool to investigate, to generate and to create research on location and in context.

LocalSmarts UG
3 years

Co-founder
July 2013 - June 2016 (3 years)

LocalSmarts, learning and living together.
Creative solutions with cultural value.

Berlin's Hollywood, Design and Development
October 2014 - September 2015 (1 year)

'Berlins Hollywood: Back to the Future' takes the first prize!

We were awarded with the 2015 MittendrIn! Berlin prize amongst three other finalists for our project 'Berlins Hollywood: Back to the Future.' The new governing Mayor of Berlin Michael Müller was amongst them handing out the prize!

Over the spring and summer months of 2015 we will work closely with the Interest Group of Weissenseer Spitze, other major organizations and neighbors to make this project contribute in the best form possible to the growing network and image of the main streets in the Weissenseer Spitze Kiez (neighborhood).

Essentially, we constructed a mobile park called a parklet and have made a film around it, premiering the many community actions captured in a cinematic setting at the historic Delphi aka Caligari Theater.

Take a look at our Flickr for more pictures.
Parklet Building: https://www.flickr.com/photos/localsmarts/albums/72157652989940538
Parklet Opening: https://www.flickr.com/photos/localsmarts/sets/72157654445796139
Berlins Hollywood interactive documentation movie: http://berlinshollywood.org
And our Youtube Channel: https://www.youtube.com/playlist?list=PLh2y2-_4BBwVlB5vzl2ITF12OoRmta9M_

Soldiner Blockparties, Design and Development
September 2014 - November 2014 (3 months)

Soldiner Kiezfeste / Blockparties

Together with a network of neighborhood organizations we produced two events in public space to celebrate the Soldiner Kiez. This action was funded by the Neighborhood Management center Soldiner Strasse.

Watch these short clips to see the results of our experimentation with a simple and lightweight block-party concept.

Parkgeschmack Design and Development
April 2014 - June 2014 (3 months)

Parkgeschmack

Bas Kools
Designer Venus Ring
September 2015 - September 2015 (1 month)
Berlin Area, Germany

In the time that mankind was a nomadic species, woman and man where equal, tasks and responsibilities where shared. When mankind started to settle down and live in one place, partially because of the social technological situation they found them selves in, this started to change.

Today we have look around and see that the possibility to move towards a more nomadic lifestyle, we are slowly becoming more mobile again. Maybe this is also a chance for woman and man to be come more equal again, to strive for gender equality.

This Venus ring is a symbol for the power of the woman, female independence and gender equality. There is much speculation about this female figure that is estimated to have been made between about 28,000 and 25,000 BCE and is one of the earliest man made sculptures. A a small gesture, where one of the oldest sculptures is made with one of the newest techniques, trying to stretch the 28.000 years with a story about woman, care and equality.

't Eitje van Breda

Designer / developer

July 2014 - July 2015 (1 year 1 month)

For the city of Breda together with Marja Reniers of Beeldlokaal.nl we developed a new educational system and materials about cultural heritage to be used by all the schools in the city region of Breda in the Netherlands. The curriculum exists of a diversity of creative learning processes where the teacher can work together with its class to learn more about the place they live in, and get connected with local cultural institutions to from a more intimate experience with their origins. With a digital interface that can played from the browser this story leads the class and their teacher into a topic around local cultural heritage and lets them explore a variety of times and places of the geographic area that they are growing up in.

Future of the library for Deventer

Design Researcher

April 2015 - June 2015 (3 months)

The future of the library is the librarian
A vision for the Deventer Public library

LocalSmarts is creating a vision for the Deventer 'Library of Discovery.' Along with rebuilding their central branch this ancient Dutch city is recreating how the library can be apart of their infrastructure and people's new emerging uses for it. Four artists and four architects have been hired to make conceptual models to inspire the inhabitants of the city in making the libraries also theirs in the future.

Starting with mapping and redefining the function of the librarian we created a research tool for the people of the city of Deventer and in specific the employees and board of the library to reimagine the library, by looking past its physical qualities in to the universe of the librarian.

We created a physical space in which the universe of the librarian could be discovered and added upon, a start for opening minds and changing perceptions.

The city as a space to learn

Design Researcher

March 2014 - March 2014 (1 month)

The city as a space to learn
Imagine the city as a place to learn, as an extension of the classroom where an open source learning environment can exist as part of the urban landscape. This project is a part of the local innovation awards in the region of Deventer in the Netherlands.

Local Intelligence

Creative Project Design, Strategy Development and Innovation

July 2010 - December 2013 (3 years 6 months)

Deventer / Berlin

With a main interest in the systems, situations, and services people find themselves in, my focus is to find out how we can design new ways of living and working together. Through topics like public space, education, policy making, and business innovation, design is a service that has to rediscover its position in society. A designer has to be a person with the ability to redefine the relations between situations, systems, objects, materials and services in our society. Therefor I respond to what I see, hear and feel, offers solutions, alternatives and sometimes provokes with a comment.

HomeBase Project in Berlin e.V.

Organisation Design and Service Development

April 2011 - July 2013 (2 years 4 months)

HomeBase Project, a site-specific residency and research program exploring the notion of home, operating in the intersection of contemporary art and social change. As part of the HomeBase Project team I develop new services and systems towards a new model of public art in contemporary urban settings where are and social innovation work together to create positive change.

Theek 5

Developer educational toolkit around Cultural heritage

October 2012 - May 2013 (8 months)

Region Oosterhout and Dongen in The Netherlands

"Sporen uit het verleden" is an educational program for the region of Oosterhout and Dongen in the Netherlands that gives primary schools (age 6-12) the tools to explore the cultural heritage of the region they find themselves in. The educational program exists of online storytelling and creative assignments plus local activities and connections with institutions and places to visit.

European University Viadrina

PHD program development

October 2012 - January 2013 (4 months)

POLISWORKS "A European Research Lab on Inclusive Urban Governance" (in collaboration with the Europa Universität Vadrina, Frankfurt Oder), in which I worked together with Giulia Molinengo, Eva Ressel and Sebastian Mehling.

Polisworks is an international PhD Programme bringing together 6 universities from different backgrounds (urban planning, cultural studies, pedagogy, political sciences, economics, anthropology), local administrations, NGOs and SME (23 organisations in total), who are working together on the question "How can forms of inclusive governing support cities in becoming more equitable, resilient and sustainable in the face of socio-economic rapid change?"

De Nieuwe Veste

Educational project and concept design

October 2011 - March 2012 (6 months)

De Wijkbekijker (The neighbourhood explorer) is a location specific educational game for primary education age 7. During this project Teachers work together with their class investigating the neighbourhood they live in. With helps form tools that we have provided they work through a process of investigating, discovering, designing and inventing spaces and buildings in the local area they grow up in.

The tools provided are:
- An interactive CD that contains 6 modules of about one hour.
- A big map of the neighbourhood.
- Personal diaries for every student. These diaries have assignments that correspond with the modules on the CD and others that are to take home, involve your family and to investigate your neighbourhood even more.
- Materials like wooden sticks and colored tape.

- And a small guide book for the teacher.

Each class taking part of this cultural program receives a box. In this box they first find a CD. Once they have started the Interactive CD an animated character called "Wauke de Wijkbekijker" guides teacher and students through a modular program to explore their neighbourhood. This educational project aims to provide schools and their teachers with a low cost and low preparation creative project. What makes the project special is that it is developed to support teachers and provides a setting where the teacher can enjoy the project and investigate the lessons one by one together with their class with only a minimum of preparation and materials needed.

This project has been produced in collaboration with Marja Reniers and Bouke van Gestel for the main culture provider of the city of Breda, the Netherlands, De Nieuwe Veste and will be used by all primary schools in the region. This adds up to reaching about hundred classes and about 2500 children in the first year.

NBIC

Concept design educational game

November 2011 - February 2012 (4 months)

Netherlands / Germany

Protein Scan AR, an augmented reality web application for high school education in biomolecular life sciences.

Together with Hienke Sminia of the NBIC (Netherlands Bioinformatics Center) and the team of BALLView team of the Center for Bioinformatics at Saarland University we developed the AR Virtual Protein Laboratory. This is an educational module for high schools that introduces learning and understanding of biology in relation to bioengineering and the world around us.

This module shows:
- How protein systems work.
- The context in which these proteins works.
- The applications and suggestion of the potential of the protein by involving the student in a future research scenario.
- How it works

The basic operation of this educational game relates to persuasive gaming, this is a technique used to educate professionals through the experience of imagenairy but realistic scenario's. By using technologies like augmented reality linked with wiki pages and interactive puzzles, both an understanding of this technology as of the topic is being created.

The scenario

The scenario is the student as researcher that has to help to create a new future perspective of todays big problems, the computer is clever but to make a first step in this research the researcher needs to support the computer to organise the data to be able to make the next step. Together they can learn and figure out the right order of the parts or information that is found in the computer its system, slowly uncovering the potential of bio engineering for our civilisation.

The technology

A very important part of this new educational module is the technology involved. The BALLView team of the Center for Bioinformatics at Saarland University we developed the technologies to create the virtual augmented reality laboratory. The abstract of the scientific paper produced as a result of the experimental process of the development of a first working model of this module can be read below.

Bas Kools

Designer and concept development

July 2008 - February 2012 (3 years 8 months)

Deventer / Berlin

Designing new ways of living together for people; their systems, situations, and services. Designing systems for making, thinking and doing.

Hogeschool voor de Kunsten, Utrecht

Experimental education module

September 2011 - December 2011 (4 months)

In collaboration with Judith and Gunter of Studio Boom Wheymeyer we developed a new graduation module for a group of students of the HKU with a mixed discipline background. We let the students work together with the non-profit organisation Butterfly Works from Amsterdam. The students where asked to take a new look at the products of Butterfly Works and redesign the services to make stronger connections between the western world and the developing countries in which the products of Butterfly Works are being

produced. Designing services that include the third world in our experience of the products as we see them.

The Mobile Workshop Group
Designer workshop leader
October 2008 - June 2011 (2 years 9 months)
Europe

The mobile workshop group was created by So Hyun Kim, Bas Kools, Nina Mrsnik and Henny van Nistelrooy to suggest the design education system under the title of Designers are future makers! The mobile workshop group builds future scenario's with students through local research lead mobile workshops across different disciplines.

- Academy of Design Ljubljana, 2010
- Academy of Design Ljubljana, 2009
- Moscow Design Festival, Design Act, 2009, supported by the Dutch Embassy
- London Design festival 2009, in Collaboration with the Korean art centre and RCA reach-out
- Academy of Design Ljubljana, 2008

Design Academy Eindhoven
Lecturer / workshop leader
January 2011 - January 2011 (1 month)
Eindhoven Area, Netherlands

In collaboration with Design historian and critic Nuno Coulho. For the Design Academy Masters lecture series, A lecture and workshop about the history, present and future of Social Design Ideologies and about my own research project 'The future of Utopia'.

Hogeschool voor de Kunsten, Utrecht
Workshop designer / leader
January 2011 - January 2011 (1 month)

Leading a one week workshop in collaboration with Judith van den Boom and Anne Heinsbroek about different approaches in design research under the topic 'sustainable relations'. The groups I guide focused on the human factors in design research.

De Nieuwe Veste, Breda
1 month

Workshop designer / leader

October 2010 - October 2010 (1 month)

The future of living on water, a workshop for age 8 about urban development of the neighborhood they live in.

Workshop leader

October 2010 - October 2010 (1 month)

A workshop for teachers in primary education about how doing and thinking goes hand in hand and how in education we can build projects that interconnect knowledge, works as a connection to the locality and show the value of what is being thought, building the bigger picture. Important is that we techniques related to design thinking see the value of true collaboration and communal intelligence.

Grupa

Designer Reaseacher

September 2010 - September 2010 (1 month)

Ljubjana, Slovenia

Grupa, a Slovenian innitiative has set up Trgovina, the shop, a reseach into the role of sharing and exchange of knowledge and good in our society. To be continued ...

het instituut

Designer / Researcher

July 2010 - July 2010 (1 month)

Designing a game for the province of Overijssel. A Scenario generator to be played by politicians to prepare for unpredictable situations in future scenarios. Its about the balance of personal and economic interests in a transparent political system. The ones which earns the most credibitity leads the game.

Moholy-Nagy University of Art and Design, Budapest

Local Intelligence Budapest

August 2008 - June 2010 (1 year 11 months)

Budapest, Hungary

Designing services using local collective intelligence. Meaning that local art collages form a think tanks that works togther with business and local governments to take a look at how they can improve local social issues by research. This can be on the subjects of healthcare, mobility, identity, etc. Important is how to create an attitude that supports change. This project I am setting up in collaboration with Jessica Charleworth and is now taking shape at Mome, Budapest.

Belle van 't hof en consorten
Designer
May 2010 - May 2010 (1 month)

Shop Machine
In collaboration with Belle van 't Hof, Esther Hendriks en Nard Kools we created a great new concept for Gastgeber pop-up shop, Rhur 2010.

De Nieuwe Veste, Breda
Designer workshops
January 2010 - February 2010 (2 months)

As part of the Graphic design festival De Nieuwe Veste organised for Primary schools to have a first contact with design in relation to their neighbourhood. I designed and delivered one of the workshops programs.

het instituut
Designer / Researcher
October 2009 - January 2010 (4 months)

For “Het Instituut” in collaboration with Rosa Druijven en Lobke Meekes I am performing a research to create a future vision on how the Vispoort square in city of Kampen can be developed.

DHL Express Nederland
Designer
January 2009 - January 2010 (1 year 1 month)

The development of a new kind of corporate gift for DHL express Benelux.

Lookthere!
Designer
June 2009 - July 2009 (2 months)

LOOKTHERE! is a design collective run by Nina Mrsnik, So Hyun Kim and Bas Kools. We met in the Royal College of Art in London while studying at the Design Products. We are fascinated by people: how they interact, move, live and understand. Our main interest is in making services and systems tangible. Designing this feeling (tangibility) through objects and situations, we see this experience as an introduction into change and a path to the future. Therefore we use our skills to invent future scenarios in which we suggest new ways of living together. We design tools that help understand and communicate to make our society a bit more accessible, more human.

het instituut

11 months

Designer / Researcher
November 2008 - June 2009 (8 months)

The future of the Polyclinic
For “Het Instituut” I am working on a project where a selected group of artists and designers helps to create new visions on the future of the policlinic of the UMC Utrecht.

Designer / researcher
August 2008 - October 2008 (3 months)

For “Het Instituut” I worked on a project where a selected group of artists and designers helps to create new visions on the developments of the N340, a road between Zwolle and Omme in the province of Overijssel.

Academie van Bouwkunst Amsterdam
Worskop leader
January 2009 - January 2009 (1 month)

Lightness by Ed van Hinte

ArtEZ Institute of the Arts
Guest lecturer
December 2008 - December 2008 (1 month)

A lecture concerning my experience in studying at the Royal college of Art and why or why not to do a Masters.

MUF ARCHITECTURE / ART LLP
Designer
May 2008 - October 2008 (6 months)

Designing communication and presentation of urban development projects. Creating insightful and lively understandings of the situation for all parties involved form project developer to neighbour.

Torino design Capital 2008 with Fuelfor
Designer for Active Wellfare
July 2008 - July 2008 (1 month)

In July 2008 I was involved in the Active Welfare Workshop, as part of the World Design Capital International Design Summer School in Torino.

We where asked to take a look at the local heathcare system of Cuneo ASL 1. In the workshop we focused on the collaboration between designers, patients,

doctors, pharmacists, and their local public health representatives to explore the future potential of the local health system in south Torino.

Havering College
Ceramics tutor
January 2008 - July 2008 (7 months)

Teaching ceramics, focussing on experimentation and research into the material. How far can you go, being creative to come up with new techniques and applications.

American InterContinental University
Workshop leader
2007 - 2007 (less than a year)

SQUARE thinking, teaching creativity

Victoria and Albert Museum
Workshop leader
2007 - 2007 (less than a year)

SQUARE thinking, teaching creativity

RCA Reach-out
Workshop leader
2007 - 2007 (less than a year)

SQUARE thinking, teaching creativity, as part of 'The big draw'

Gemeente Waalwijk
Public furniture Design
September 2006 - September 2006 (1 month)
Waspik

Assigned to design a piece of public furniture called Animal bench by the local government of Waalwijk, NL

Tjep.
Designer - Intern
December 2003 - March 2004 (4 months)

Supporting the Prak restaurant project with graphic and product design skills.

Education

Royal College of Art

MA, Design Products · (2005 - 2007)

ArtEZ hogeschool voor de kunsten
BA (First Class), Product Design · (2001 - 2005)

Gafisch Lyceum Eindoven
Diploma, Grafisch Ontwerpen · (1997 - 2001)